MAINSTAY VP FUNDS TRUST
51 MADISON AVENUE
NEW YORK, NEW YORK 10010

VIA EDGAR CORRESPONDENCE

April 23, 2021

Mr. Mark Cowan
Division of Investment Management, Disclosure Review Office
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Response to Comments on the Registration Statement (the “Registration Statement”) for MainStay VP Funds Trust (the “Registrant”)
(SEC File Nos. 002-86082 and 811-03833-01) relating to MainStay VP Candriam Emerging Markets Equity Portfolio, MainStay VP
Wellington Small Cap Portfolio, MainStay VP Wellington Growth Portfolio, MainStay VP Wellington U.S. Equity Portfolio, MainStay VP
Wellington Mid Cap Portfolio and MainStay VP Balanced Portfolio (each a “Portfolio” and collectively, the “Portfolios”)

Dear Mr. Cowan:

This letter responds to comments provided by you on March 22, 2021 with respect to the Registration Statement. The Registration Statement was filed with the Securities and Exchange Commission on February 10, 2021 and relates to the Portfolios. On behalf of the Registrant, your comments and our responses thereto are provided below.

All defined terms in this letter have the same meaning as in the Registration Statement, except as otherwise defined herein.

Prospectus Comments – Summary Sections

MainStay VP Candriam Emerging Markets Equity Portfolio

Comment 1: On the front cover of the prospectus, do not delete information relating to access to paper copies of annual and semiannual reports until next year. See Item 1.

Response: The Registrant respectfully declines to make any revisions in response to this comment. The Registrant notes that the disclosure required by Item 1(a)(5) of Form N-1A (“Required Statement”) is only required to the extent it is still applicable. The Registrant further notes that the Required Statement is only applicable during the transition period set forth in paragraph (i) of Rule 30e-3. The Fund has met the conditions set forth in paragraph (i) of Rule 30e-3 to rely on Rule 30e-3 beginning January 1, 2021. Accordingly, the Required Statement is no longer applicable and, therefore, no longer required by Item 1(a)(5).

Comment 2: In the section entitled “Example”, delete reference to the contractual fee waiver and/or expense reimbursement arrangement as there is no such arrangement indicated in the fee table.

Response: The Registrant respectfully submits that this is standard disclosure to make shareholders aware that any contractual fee waiver would only be reflected for the duration of the arrangement, whether or not a contractual waiver is in place currently. This response applies to the same comment given on the “Example” sections for other Portfolios.

Comment 3: Confirm that the Portfolio’s acquired fund fees and expenses (“AFFE”) are not expected to exceed 0.01% or include a line item in the Fee and Expense Table, as applicable. If the Fund’s AFFE are expected to exceed 0.01% confirm that the AFFE will be included in “Other Expenses.”

Response: We confirm that the Portfolio’s AFFE (if any) will be included as a separate line item or included in “Other Expenses” as required.

Comment 4: The disclosure related to the Subadvisor’s determination of a country as an emerging market is inconsistent with the economic tie test noted later in the section. The determination can't be in the Subadvisor’s discretion, the definition has to be reasonable.

Response: We do not believe that this language is inconsistent. However, we have added additional language to make this disclosure clearer.

Comment 5: Please specify which index(es) will be used to make the determination of whether an investment is tied economically to an emerging market? Consider including reference to determinations made by third parties such as the World Bank.

Response: We have revised the disclosure in response to this comment.

Comment 6: The statement that an investment is tied economically to an emerging market if the issuer’s primary trading market is in an emerging market seems to be circular.

Response: We do not believe that the statement is circular. However, we have made edits to this section to clarify the disclosure generally.

Comment 7: In the section entitled Principal Investment Strategies, explain what is meant by a thematic approach.

Response: We have revised the disclosure in response to this comment.

Comment 8: The discussion regarding investment process should be in plain English. For example, the stock selection methodology based on proprietary quantitative screening platform should be explained in plain English briefly here and in more detail in response to item 9.

Response: We have revised the disclosure in response to this comment.

Comment 9: The Portfolio should describe its due diligence practices in applying its ESG screening criteria to portfolio companies (e.g., does it perform its own independent analysis of issuers, or does it rely exclusively on third party screens?). Also, explain: (1) whether the Portfolio’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Also, the Portfolio should more clearly explain its definition of “ESG” and its specific ESG area(s) of focus (i.e. focus on sustainable, if true).

Response: We have revised the disclosure in response to this comment based on information provided by the Subadvisor.

Comment 10: Explain what is meant by “seeks to limit exposure to industries which do not satisfy the Subadvisor’s environmental, social and governance (‘ESG”) criteria…”

Response: We have revised the disclosure in response to this comment based on information provided by the Subadvisor.

Comment 11: Please disclose how the Portfolio will approach relevant ESG proxy issues for their portfolio companies.

Response: The Subadvisor’s proxy voting policy is set forth in the SAI.

Comment 12: Explain what is meant by “Sector, currency, regional and country deviations are kept within predetermined limits relative to the MSCI Emerging Markets Index.”

Response: We have revised the disclosure in response to this comment based on information provided by the Subadvisor.

Comment 13: Explain what is meant by “The Subadvisor seeks to reduce risk by investing in securities of a large number of issuers.” Is there a minimum number of holdings? This should be quantified in some manner.

Response: The target number holdings can vary depending on various conditions. However, we added clarifying language in response to this comment.

Comment 14: Include a separate risk item for ESG Criteria Risk. Consider disclosing that because the Portfolio’s ESG criteria may exclude the securities of certain issuers for nonfinancial reasons, the Portfolio may forgo some market opportunities available to funds that do not use ESG criteria. Also, ESG considerations maybe linked to long term rather than short term returns.

Response: We have revised the disclosure in response to this comment.

Comment 15: Please also consider risks related to market manipulation concerns, limited reliable access to capital, limitations on the rights and remedies available to the fund, individually or in combination with other shareholders with respect to issuers of securities the fund invests in. See ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: We have revised the disclosure in response to this comment.

Comment 16: Why is language regarding fixed-income instruments included in Liquidity and Valuation Risk?

Response: We have removed the language in response to this comment.

Comment 17: Consider revising Derivatives Risk to include subcategories for the specific types of derivative (i.e., futures, options, swaps, and forwards).

Response: We respectfully decline to make any changes to the disclosure in response to this comment as our risk factor language is consistent across many funds in our complex.

Comment 18: Please confirm whether the Portfolio currently concentrates its investments in any single country. If so, please disclose in the Portfolio’s principal investment strategies and revise the Geographic Focus Risk

Response: We have revised the disclosure in response to this comment.

Comment 19: If Debt Securities Risk is a principal risk of the Portfolio, please add disclosure regarding debt securities to the principal investment strategy.

Response: We have removed the risk factor in response to this comment.

Comment 20: Please consider revising the Portfolio’s disclosure in the Past Performance section of the summary prospectus for consistency with information required by Item 4(b)(2)(i) of Form N-1A. This comment applies to all Portfolios.

Response: We respectfully decline to make any updates in response to this comment as we believe our disclosure and corresponding performance presentation is consistent with the information required by Item 4(b)(2)(i) of Form N-1A.

Comment 21: Please remove the description of the Portfolio’s primary benchmark index from the first paragraph of the Past Performance section of the summary prospectus.

Response: We respectfully decline to remove the description of the Portfolio’s primary benchmark index as we believe this disclosure is useful for shareholders and prospective shareholders.

MainStay VP Wellington Growth Portfolio

Comment 1: In the section entitled Principal Investment Strategies of the summary prospectus, please disclose how the Subadvisor defines “large-capitalization companies.”

Response: We have revised the disclosure in response to this comment.

Comment 2: In the section entitled Principal Investment Strategies of the summary prospectus, please delete the word “Generally” from the below sentence.

Generally, an issuer of a security is considered to be a U.S. issuer based on the issuer's "country of risk," as determined by a third-party service provider such as Bloomberg.

Response: We respectfully decline to make any changes in response to this comment.

Comment 3: In the Principal Investment Strategies section of the summary prospectus, please identify examples of ESG criteria that the Subadvisor may consider.

Response: We have revised the disclosure in response to this comment based on information provided by the Subadvisor.

Comment 4: In the Principal Investment Strategies section of the summary prospectus, the Portfolio discloses that it invests mainly in stocks of large-capitalization U.S. companies. Accordingly, please revise the Market Capitalization Risk to more closely reflect the risks associated with investments in large-capitalization companies.

Response: We respectfully decline to make an update in response to this comment. Although the Portfolio invests mainly in large-capitalization companies, it may invest in securities issued by small-, or mid-cap companies. Therefore, we believe it is appropriate to describe the risks associated with such investments.

MainStay VP Wellington Mid Cap Portfolio

Comment 1: In the section entitled Principal Investment Strategies of the summary prospectus, please revise the disclosure to only present the market capitalization range of one index as the Staff believes that the Portfolio’s disclosure of the market capitalization ranges of the Russell Midcap® Index and S&P Mid Cap 400 Index is not appropriate because the ranges of these indices are not consistent.

Response: We have updated the disclosure to only present the market capitalization range of the Russell Midcap® Index.

Comment 2: In the Principal Investment Strategies section of the summary prospectus, please identify examples of ESG criteria that the Subadvisor may consider.

Response: We have revised the disclosure in response to this comment based on information provided by the Subadvisor.

Comment 3: Please revise the Market Capitalization Risk to more closely reflect the risks associated with investments in mid-capitalization companies.

Response: We respectfully decline to make an update in response to this comment. Although the Portfolio invests mainly in mid-capitalization companies, it may also invest in securities issued by small-, or large-cap companies. Therefore, we believe it is appropriate to describe the risks associated with such investments.

MainStay VP Wellington Small Cap Portfolio

Comment 1: In the section entitled Fees and Expenses of the Portfolio, please update the expiration date of the Portfolio’s waiver/reimbursement arrangement if such arrangement will be in place until at least May 1, 2022. If not, please remove this disclosure from the Portfolio’s fee table.

Response: We have revised the disclosure in response to this comment.

Comment 2: In the section entitled Principal Investment Strategies of the summary prospectus, please delete the word “generally” from the first sentence of the section.

Response: We have revised the disclosure in response to this comment.

Comment 3: In the Principal Investment Strategies section of the summary prospectus, please identify examples of ESG criteria that the Subadvisor may consider.

Response: We have revised the disclosure in response to this comment.

Comment 4: Please move the below sentence of Portfolio Management Risk to the Portfolio’s Principal Investment Strategies section and provide examples of ESG criteria that the Subadvisor may consider.

Response: We have made the requested revision to principal investment strategies section in response to this comment.

MainStay VP Wellington U.S. Equity Portfolio

Comment 1: In the section entitled Principal Investment Strategies of the summary prospectus, please revise the Investment Process paragraph for plain English.

Response: We have revised the disclosure in response to this comment.

Comment 2: In the Principal Investment Strategies section of the summary prospectus, please identify examples of ESG criteria that the Subadvisor may consider.

Response: We have revised the disclosure in response to this comment based on information provided by the Subadvisor.

Comment 3: Please disclose investments in foreign securities in the Principal Investment Strategies Section or remove Foreign Securities Risk.

Response: We have removed this risk factor in response to this comment.

MainStay VP Balanced Portfolio

Comment 1: In the section entitled Principal Investment Strategies of the summary prospectus, please revise the second paragraph to explain how the Subadvisors consider whether a country is stable.

Response: We have revised the disclosure in response to this comment.

Comment 2: In the section entitled Principal Investment Strategies of the summary prospectus, please revise the second paragraph to explain how the Subadvisors consider whether a security to be of high quality.

Response: We respectfully decline to make any updates in response to this comment as we believe the Investment Processes of each Subadvisor appropriately describes the Subadvisor’s investment selection process.

Comment 3: Explain why the subadvisor needs discretion in determining if a country is an emerging markets country.

Response: As there is no definitive list of emerging markets countries, the Subadvisor must have the ability to make a reasonable determination, based on certain criteria, when making investment decisions.

Comment 4: In the Principal Investment Strategies section of the summary prospectus, please identify examples of ESG criteria that the Subadvisor may consider.

Response: We have revised the disclosure in response to this comment based on information provided by the Subadvisor.

Comment 5: In the Principal Investment Strategies section of the summary prospectus, please describe the Subadvisor’s criteria for determining the credit quality of a fixed income security. Please specify whether this determination is made based on the rating of a security in relation to investment grade.

Response: We have revised the disclosure in response to this comment.

Comment 6: In the Principal Investment Strategies section of the summary prospectus, please include a definition of duration, including a brief example regarding how duration impacts a security’s price.

Response: We have revised the disclosure in response to this comment.

Comment 7: In the Principal Risks section of the summary prospectus, why is the Multi-Manager Risk deleted?

Response: We have included the appropriate risk factor in response to this comment.

Comment 8: In the Principal Risks section of the summary prospectus, please add disclosure regarding the impact of the current low interest rate environment and the Federal Reserve’s expectation not to increase interest rates in the immediate future on the Portfolio. Please also discuss the impact to the Portfolio of governmental interventions aimed at curtailing the distress to the financial markets caused by the COVID-19 outbreak. If you believe no additional disclosure is required, please explain your basis.

Response: We have revised the disclosure in response to this comment.

Comment 9: In the Principal Risks section of the summary prospectus, please update the Exchange-Traded Fund Risk to reflect that an investor will incur not only a proportionate share of the expenses of the underlying exchange-traded funds held by the Portfolio, but also expenses of the Portfolio. Please also include disclosure regarding potential conflicts of interest associated with the Fund’s investments in ETFs for which the adviser or an affiliate serves as investment adviser.

Response: We respectfully decline to revise the disclosure in response to this comment based on the Portfolio’s anticipated allocation to underlying ETFs at this time.

Comment 10: In the Principal Risks section of the summary prospectus, please consider adding the risk associated with Brexit.

Response: We believe the Geographic Risk disclosure sufficiently covers any risks related to BREXIT.

Comment 11: In the Principal Risks section of the summary prospectus, please consider adding Emerging Markets Risk as a principal risk.

Response: We have updated the disclosure in response to this comment.

Comment 12: In the Principal Risks section of the summary prospectus, please consider removing Money Market/Short-Term Securities Risk as a principal risk.

Response: We have updated the disclosure in response to this comment.

Statutory Prospectus Comments

Comment 1: In the section entitled “More About Investment Strategies and Risks,” please revise the disclosure so that the strategies and risks for a Portfolio are clearly identified. This can be done through a chart that sets forth the strategies, investments and risks that are applicable to each Portfolio.

Response: The Registrant has reviewed the disclosure summarizing a Portfolio’s principal investment strategies and principal risks per Item 9 of the Form N-1A and respectfully submits that the disclosure is reasonable and appropriate both to describe the Portfolio’s principal investment strategies and risks and to summarize them, as applicable. The Registrant will continue to review and revise this section as it deems necessary. The Registrant notes that the strategies and risks disclosed in the first section under “More About Investment Strategies and Risks” are principal, and additional non-principal strategies and risks are disclosed as such.

Comment 2: In the section entitled “More About Investment Strategies and Risks,” please update the Interest Rate Risk disclosure in Debt or Fixed-Income Securities Risk to address the impact of the Federal Reserve’s expectation not to increase rates in the immediate future on the Fund and impact to the Fund of governmental interventions aimed at curtailing the distress to the financial markets caused by the COVID-19 outbreak.

Response: We have revised the disclosure in response to this comment.

Statement of Additional Information Comments

Comment 1: A fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its own concentration policies. Please add disclosure indicating that fund and adviser will consider the investments of these investment companies when determining compliance with the fund's concentration policies.

Response: The Registrant and each Portfolio’s adviser consider the concentration of affiliated and unaffiliated underlying investment companies when determining the Portfolio’s compliance with its concentration policies. In the section entitled “Investments Practices, Instruments and Risks Common to Multiple Fund – Investment Companies,” the Registrant includes the following disclosure:

For purposes of determining compliance with a Portfolio’s policy on concentrating its investments in any one industry, the Portfolios will look through investments in underlying investment companies for purposes of applying their concentration limitations, if the underlying investment company itself has a policy to concentrate in a particular industry. In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Portfolio’s concentration limitation.

The Registrant believes the current disclosure addresses the SEC staff’s comment.

Comment 2: Please furnish the information required by Item 19(a)(3) of Form N-1A, which requires the method of calculating the advisory fee payable by the Fund. Please note that the staff considers subadvisory fees to be payable by the Fund.

Response: We respectfully decline to make any changes in response to this comment. In the section entitled The Manager, The Subadvisors, and The Distributor – Subadvisory Agreements, we include a table which lists the annual subadvisory fee rate payable by New York Life Investments, and not the Portfolios. We also include the following as an introduction to the table:

As compensation for services, the Manager, not the Portfolios, pays each Portfolio's Subadvisor an annual fee, computed daily and paid monthly, calculated on the basis of each Portfolio's average daily net assets (or the average daily net assets allocated to a particular underlying strategy, if applicable) during the preceding month at the annual rates set forth in the chart below.

Comment 3: In the section entitled Proxy Voting Policies and Procedures, the Portfolios should disclose, where appropriate, how they will approach relevant ESG proxy issues for their portfolio companies.

Response: We have made the requested revisions where appropriate based on information provided by the Subadvisor.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter. In the undersigned’s absence, please contact Brian McGrady at 201-744-3598.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary